

SEC Mail Processing Section 16013210

FEB 26 2016

Washington DC 403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GM SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 North Milwaukee Street, 7th Floor
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clifford Douglas Mitman 414-278-1120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting & Professional Services, LLC
(Name – *if individual, state last, first, middle name*)

201 North Main Street	Thiensville	WI	53092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford Douglas Mitman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GM Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
S.
RADTKE
STATE OF WISCONSIN

Signature

Chief Compliance Officer

Title

exp. 4-19-19

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JENDRACH ACCOUNTING
PROFESSIONAL SERVICES LLC

201 North Main Street
Thiensville, WI 53092-1617
262-242-4350
414-429-7892

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of GM Securities, LLC.
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of GM Securities, LLC as of December 31, 2015, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of GM Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GM Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of GM Securities, LLC's financial statements. The supplemental information is the responsibility of GM Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC

Jendrach Accounting & Professional Services, LLC
Thiensville, Wisconsin
February 22, 2016

GM Securities, LLC
Statement of Financial Condition
For the Year Ended December 31, 2015

ASSETS		
Current Assets:		
Cash and Equivalents	$	913,348
Total Assets	**$**	**913,348**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current Liabilities	$	12,905
Equity:		
Members' Contributions	$	55,000
Retained Earnings	$	845,443
Total Liabilities and Members' Equity	**$**	**913,348**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Operations
For the Year Ended December 31, 2015

Income:		
Consulting Billings	$	12,660,895
Interest Income	$	9,500
Total Income	**$**	**12,670,395**
Operating Expenses:		
Bank Service Charges	$	130
Prepaid Expense	$	3,042
Rent Expense	$	8,160
Insurance Expense	$	605
Bonus Expense	$	3,563,550
FICA and Medicare Expense	$	91,166
Allocated Payroll Expense	$	330,745
Allocated Expense Sharing	$	461,366
Dues and Subscriptions	$	4,041
Professional Fees	$	22,898
FINRA Fees	$	18,213
SIPC Fees	$	31,676
Total Operating Expenses	**$**	**4,535,592**
Net Income	**$**	**8,134,803**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

Beginning Equity balance as of 1/1/2015	$	229,640
Net Income as of 12/31/2015	$	**8,134,803**
Changes in Equity		
Capital Distributions	$	(7,464,000)
Ending Equity balance as of 12/31/2015	**$**	**900,443**

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flow from Operating Activities			
Net Income		**$**	**8,134,803**
Add:	Depreciation and Amortization	$	-
Add:	Changes in Non-Cash Current Assets	$	-
Add:	Changes in Liabilities	$	(37,960)
Net Cash Flow from Operating Activities		**$**	**8,096,843**
Cash Flow from Financing Activities			
Add:	Capital Distributions	$	(7,464,000)
Net Cash Flow from Financing Activities		**$**	**(7,464,000)**
Net Cash Increase, 1/1/2015 - 12/31/2015		**$**	**632,843**
Cash Balance at 1/1/2015		$	280,505
Ending Cash Balance at 12/31/2015		$	913,348
Change in Cash for the Year Ended 12/31/2015		$	632,843

The accompanying notes to financial statements are an integral part of these statements.

GM Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2015

1. **Company Description**

   GM Securities, LLC ("Company") is a Wisconsin limited liability company organized effective January 31, 2014. Its predecessor was Minot Partners, LLC, a Wisconsin corporation that was organized on June 24, 2010. Minot Partners, LLC became a member of the Financial Industry Regulatory Authority (FINRA) in March 2011. Minot Partners' Form BD was amended with FINRA in January 2014 to reflect the name change to GM Securities, LLC. The Company limits its business to private placement of securities and mergers and acquisitions advisory services. It does not hold funds or securities for, or owe money or securities to, customers.

2. **Summary of Significant Accounting Policies**

   Cash and Equivalents

   Cash and Equivalents consist of the Company's checking and money market accounts.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition

   Revenues are recognized when earned.

   Income Taxes

   The Company was formed as a limited liability company (LLC). Income taxes due on the taxable income of a LLC are the responsibility of the members.

   The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. Management has evaluated its tax positions and has determined that no reserves for uncertain tax positions were required to have been recorded.

   Subsequent Events

   Management has evaluated subsequent events for possible recognition or disclosure through February 22, 2016 the date the financial statements were available to be distributed. There were no subsequent events that required recognition or disclosure.

3. Related-Party Activities

The Company has an Expense Sharing Agreement ("Agreement") with Grace Matthews, Inc. which was executed on January 28, 2014. Through this Agreement, the Company reimburses Grace Matthews, Inc. for certain services. Total reimbursements for the year ending December 31, 2015 were $4,454,987.

The Company leases its premises from a related party through a sublease. Rent expense for the year ended December 31, 2015 was $8,160. The rent agreement was signed on March 1, 2011 and modified through an Amendment to the sublease dated January 28, 2015.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital and required net capital were $882,438 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.0146 to 1.

GM Securities, LLC
Net Capital Computation
December 31, 2015

GAAP Equity	$	900,443
Plus: Qualified Subordinated Liability and Credits	$	-
Less: Illiquid Assets	$	-
Less: Haircuts on Securities (2% Money Market Balance)	**$**	18,005
Net Capital		**882,438**
Net Capital Requirement	$	5,000
	$	**877,438**
Excess Net Capital		
Net Capital Less Greater of 10% of AI* or 120% of Net Capital Requirement	$	876,438

Computation of Aggregate Indebtedness to Net Capital:

Total Liabilities	$	12,905
Ratio of Aggregate Indebtedness to Net Capital		**0.0146**

Computation for Determination of the Reserve Requirements Under Rule 15c3-3:
GM Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements under Rule 15c3-3:
GM Securities, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

GM Securities, LLC

December 31, 2015

Auditor Reconciliation of Net Capital and Aggregate indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by GM Securities, LLC. and included in the Company's unaudited FOCUS report as of December 31, 2015.

JENDRACH J ACCOUNTING
PROFESSIONAL SERVICES LLC

201 North Main Street
Thiensville, WI 53092-1617
262-242-4350
414-429-7892

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of GM Securities, LLC
Milwaukee, Wisconsin

We have reviewed management's statements, included in the accompanying GM Securities, LLC, in which GM Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GM Securities, LLC. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and GM Securities, LLC. stated that GM Securities, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. GM Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Jendrach Accounting & Professional Services, LLC
February 22, 2016
Milwaukee, Wisconsin

GM SECURITIES, LLC
219 NORTH MILWAUKEE STREET
MILWAUKEE, WI 53202
(414) 278-1120

GM Securities, LLC
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 3, 2016

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- GM Securities, LLC is a broker/dealer registered with the SEC and FINRA
- GM Securities, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2015
- GM Securities, LLC is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(i)) of the Rule as follows::

  As GM Securities, LLC's business is limited to private placement of securities and mergers and acquisitions advisory services, it does not hold funds or securities for, or owe money or securities to, customers.

- GM Securities, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception.
- GM Securities, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2015.

The above statement is true and correct to the best of my and the Firm's knowledge.

Sincerely,

GM Securities, LLC



C. Douglas Mitman

Chief Compliance Officer

JENDRACH J ACCOUNTING
PROFESSIONAL SERVICES LLC

201 North Main Street
Thiensville, WI 53092-1617
262-242-4350
414-429-7892

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members of GM Securities, LLC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by GM Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GM Securities, LLC's compliance with the applicable instructions of Form SIPC-7. GM Securities, LLC's management is responsible for GM Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jendrach Accounting & Professional Services, LLC.

Thiensville, Wisconsin
February 22, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GM Securities, LLC
219 N. Milwaukee St., 7th floor
Milwaukee, WI 53202
DEA: FINRA
SEC Reg No. 8-68655
Fiscal year end month: December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C. Douglas Mitman

2. A. General Assessment (item 2e from page 2) $ 31,690

B. Less payment made with SIPC-6 filed (**exclude interest**) (18,771)
July 14, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 12,919

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,919

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,919

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GM Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 24th day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 12,675,889

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 12,675,889

2e. General Assessment @ .0025 $ 31,690

(to page 1, line 2.A.)

GM Securities, LLC
219 North Milwaukee Street, 7th Floor
Milwaukee, WI 53202
414-278-1120

INVESTORSBANK
79-1285/759

3128

2/24/2016

Pay to the Order of Securities Investor Protection Corp. $ **12,919.00

Twelve Thousand Nine Hundred Nineteen and 00/100** Dollars

Securities Investor Protection Corp.
P.O. Box 92185
Washington, D.C. 20090-2185



SIPC-7 Fees - FYE December 31, 2015 SEC Reg N

⑈003128⑈ ⑆075912851⑆ 7000⑈019328⑈

GM Securities, LLC 3128

Securities Investor Protection Corp. 2/24/2016
Accrued Liability:SIPC Fees SIPC-7 Fees - FYE December 31, 2015 SEC Reg No 12,919.00

American Bank Check SIPC-7 Fees - FYE December 31, 2015 SEC Re 12,919.00